Lufthansa

Deutsche Lufthansa Aktiengesellschaft
50664 Köln

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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

CGN IR, nr
26 June 2006

[redacted]

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Constantin von Geyr

Enclosures

dlw 7/10

Gesellschaftsrechtliche Angaben, Anschrift und weitere Informationen auf der Rückseite.
For corporate details, address and further information please turn over.

ISSUER Deutsche Lufthansa AG	FILE NO. 82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

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Stephan Gemkow takes over from Dr. Karl-Ludwig Kley as Chief Financial Officer

1 June 2006

On 1 June Stephan Gemkow, 46, took over as Lufthansa's Chief Financial Officer. His predecessor, Dr. Karl-Ludwig Kley, 54, stepped down as CFO on 31 May 2006 to take up an appointment with Merck KGaA.



Stephan Gemkow

Stephan Gemkow, 46, has since 1 February 2004 been a member of the Executive Board of Lufthansa Cargo AG, in charge of Finance and Human Resources. A business administration graduate, he began his career in 1988 as a management consultant with BDO Deutsche Warentreuhand AG. In 1990 he joined Deutsche Lufthansa AG in Corporate Organisation and Strategic Corporate Development. In 1991 he was appointed Area Sales Manager for south-western Germany. The following year he moved to Frankfurt as a member of the station management team with responsibility for Sales, Lounges and Information Services. From 1994 to 1997 he served as Area Sales Manager in Washington, D.C. He subsequently took over as Head of Investor Relations, and in 2001 was appointed Senior Vice President Corporate Finance.



Dr. Karl-Ludwig Kley

Dr. Kley joined Lufthansa as CFO from the Bayer Group in September 1998. In September 2002 his contract was renewed until 31 August 2008. At the Lufthansa AGM Chief Executive Officer Wolfgang Mayrhuber thanked him for his judicious and cooperative work on the Executive Board. "You could be relied upon. Your frank and direct attitude and your clear expressions of opinion made cooperation easy. You had ideas and you initiated a number of measures. You leave behind you a well ordered department." In 1999 Dr. Kley introduced in the Lufthansa Group a controlling system based on the principles of value-added management. His tenure included the crisis years 2001 and 2003 with the special challenges they posed for Finance, leading to a reorientation in liquidity management.

Last modified: Jun 21, 2006

Wage settlement reached with Vereinigung Cockpit pilots union

6 June 2006

Incremental salary adjustments and greater flexibility agreed

Lufthansa and the Vereinigung Cockpit union, which represents about 4,000 pilots employed by Deutsche Lufthansa AG and Lufthansa Cargo AG, reached a pay deal at the weekend. Under the terms of the agreement, salaries of cockpit staff will rise by 2.5 per cent from 1 July 2006 and by a further 1.5 per cent from 1 March 2007. The volume of the new collective pay settlement, which will apply for 18 months until 30 September 2007, is thus well below three per cent.

Furthermore, the regular working time for pilots prior to the payment of overtime will be lowered incrementally during the term of the agreement. This will give the company greater flexibility in the scheduling of cockpit crews and enable it to respond more effectively in future to seasonal or crisis-related fluctuations. This regulation simultaneously replaces part of the variable salary component, inasmuch as it was linked to the performance of the company concerned. However, the salary component calculated on the basis of the Group's performance will not be affected. In addition, pilots will receive a one-off payment equivalent to ten per cent of their monthly salary.

According to Stefan Lauer, Chief Officer Aviation Services and Human Resources, who conducted the negotiations, the new pay accord, while placing a financial burden on the company, will also open up new opportunities: "Although the increases in remuneration are on a par with collective wage increases in Germany, the earnings still have to be generated. However, the settlement is a fair deal for both sides, particularly when viewed against the background of a 23-month wage freeze. The lowering of the regular working time prior to the payment of overtime will also afford us much greater operational flexibility and permit more efficient use of resources."

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Last modified: Jun 21, 2006

Monthly Report 05/2006

- **Investor Info**
- **Traffic Figures**

Investor Info

Capacity utilisation in May 2006 compared with previous year



80
75
70
65
60
55
50
%
73.9
74.5
63.2
65.2
69.4
70.2
2005
2006
Passenger LF
Cargo LF
Group LF

More passengers, more cargo, higher load factors
In May 2006 the Lufthansa Passenger airlines carried more than 4.8 million passengers, representing a year-on-year rise of 7.7 per cent. The moderate 1.4 per cent increase in available capacity, sales climbed by 2.2 per cent, lifting the passenger load factor by 0.6 percentage points to 74.5 per cent.

The highest growth with 9.9 per cent more passenger was recorded in the Europe traffic region. The 8.8 per cent increase in capacity following productivity improvements with the existing fleet, particularly on point-to-point routes, was fully taken up by the market. Sales jumped 9.9 per cent, while capacity utilisation improved by 0.7 percentage points to 65.7 per cent.

In the Americas traffic region, capacity was scaled back by 6.0 per cent basically on touristic routes to the South Atlan-tic. Sales fell by 5.3 per cent and passenger numbers by 3.6 per cent. At the same time capacity utilisation edged up 0.6 percentage points to 80.9 per cent.

The Asia/Pacific traffic region recorded high growth rates. With a capacity increase of 2.6 per cent, sales grew by 7.8 per cent. The passenger load factor increased by 3.8 percentage points to 79.1 per cent.

In the Middle East/Africa region passenger numbers slipped 0.2 per cent year-on-year. The 7.5 per cent increase in capacity was only partially sold, causing capacity utilisation to fall by 4.7 per cent to 64.4 per cent.

In May Lufthansa Cargo transported 148,000 tonnes of freight and mail, 4.2 per cent more than in the same month last year. The cargo load factor increased by 2.0 percentage points to 65.2 per cent. In particular the Asia/Pacific region reported high growth rates with a 10.8 per cent increase in cargo tonnage and a cargo load factor exceeding by 2.2 percentage points 70,7 per cent.

The Group's overall load factor (passengers and cargo) was 70.2 per cent, 0.8 percentage points higher than a year ago.

Wage settlement agreed with Vereinigung Cockpit pilots union
Lufthansa and the Vereinigung Cockpit pilots union have agreed on a new wage settlement for about 4,000 pilots em-ployed by Lufthansa and Lufthansa Cargo. Under the agree-ment, pilots' salaries will rise by 2.5 per cent from 1 July 2006 and by 1.5 per cent from 1 March 2007. Regular working time for pilots prior the payment of overtime will be lowered in stages. The volume of the new collective wage agreement, which will run until 30 September 2007, is well below three per cent.

Gemkow succeeds Dr. Kley as Chief Financial Officer
Stephan Gemkow (46) assumed the position of Lufthansa's Chief Financial Officer on 1 June. Dr. Karl-Ludwig Kley (54) stood down as CFO on 31 May 2006 and is moving to the Merck KGaA.

Mayrhuber elected on to Fraport Supervisory Board
Shareholders of the Fraport AG, the operator of Frankfurt Air-port, voted the Lufthansa Chairman and CEO Wolfgang Mayr-huber onto the Fraport Supervisory Board at the company's AGM on 31 May 2006.

Star Alliance secures partner airlines in China
In May Air China and Shanghai Airlines signed a Memo-randum of Understanding to join the Star Alliance. The Alliance is thus the first airline grouping to gain a foothold in the expand-ing Chinese market. Air China began cooperating with Lufthansa in October 2000, Shanghai Airlines in 2002. The cooperation agreement between Lufthansa and Air China was also extended by a further five years. Both Chinese carriers are Miles & More partners.

Thomas Cook sells stake in hotel company INHOVA
In May Thomas Cook sold its 41.5 per cent stake in the Spanish hotel company Inversora de Hoteles Vacacionales (INHOVA) in equal parts to Spanish bank Caja Madrid and the hotel chain Iberostar.

LSG Sky Chefs reaches agreement with US workforce
In the latest stage of the restructuring of LSG Sky Chefs in North America, staff agreed to an extraordinary amendment to the collective wage agreement, which will reduce staffing costs by an estimated USD 50m per year from 2007 on. A further cost reduction of around USD 4m a year was achieved by amendments to or cancellation of long-term rental agreements.

The **next Investor Info** with the traffic figures for June 2006 will be published on 11 July 2006.

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Traffic Figures

Lufthansa Passenger Airlines*	May 2006	Yoy %	Cumulative	Yoy %
Passengers in 1,000	4,849	+ 7.7	20,690	+ 3.5
Available seat-kilometres (mio)	13,062	+ 1.4	58,667	+ 2.0
Revenue pax-kilometres (mio)	9,735	+ 2.2	42,843	+ 1.1
Passenger load factor (%)	74.5	+ 0.6P.	73.0	- 0.7P.
Number of Flights	57,064	+ 5.1	259,287	+ 2.7

Lufthansa Cargo AG	May 2006	Yoy %	Cumulative	Yoy %
Cargo/mail in 1,000 tonnes	148	+ 4.2	704	+ 0.4
Available Cargo tonne-km (mio)	1,019	- 1.6	4,803	- 1.7
Revenue Cargo tonne-km (mio)	665	+ 1.6	3,232	+ 1.7
Cargo load-factor (%)	65.2	+ 2.0P.	67.3	+ 2.2P.
Number of Flights	2,065	- 16.5	9,928	- 18.6

Lufthansa Group	May 2006	Yoy %	Cumulative	Yoy %
Available tonne-kilometres (mio)	2,344	+ 0.8	10,686	+ 0.4
Revenue tonne-kilometres (mio)	1,645	+ 1.9	7,547	+ 1.4
Overall load factor (%)	70.2	+ 0.8P.	70.6	+ 0.6P.
Number of Flights	59,129	+ 4.2	269,215	+ 1.7

Traffic

regions

Europe (incl. Germany)	May 2006	Yoy %	Cumulative	Yoy %
Passengers in 1,000	3,811	+ 9.9	16,065	+ 4.7
Available seat-kilometers (mio)	4,033	+ 8.8	17,818	+ 6.7
Revenue pax-kilometers (mio)	2,649	+ 9.9	11,171	+ 7.1

Passenger load-factor (%)	65.7	+ 0.7P.	62.7	+ 0.2P.
Cargo/mail in 1,000 tonnes	63	+ 5.0	294	- 1.1
Available Cargo tonne-km (mio)	109	+ 8.5	492	+ 1.2
Revenue Cargo tonne-km (mio)	44	+ 0.7	210	- 0.7
Cargo load-factor (%)	39.9	- 3.0P.	42.6	- 0.9P.

America (North and South)	**May 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	552	- 3.6	2,225	- 3.2
Available seat-kilometers (mio)	4,770	- 6.0	20,173	- 3.6
Revenue pax-kilometers (mio)	3,857	- 5.3	15,861	- 4.5
Passenger load-factor (%)	80.9	+ 0.6P.	78.6	- 0.8P.
Cargo/mail in 1,000 tonnes	39	- 3.1	180	- 4.8
Available Cargo tonne-km (mio)	374	- 10.6	1,676	- 9.3
Revenue Cargo tonne-km (mio)	254	- 4.9	1,192	- 3.9
Cargo load-factor (%)	67.8	+ 4.0P.	71.1	+ 4.0P.

Asia/Pacific	**May 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	335	+ 8.8	1,619	+ 4.3
Available seat-kilometers (mio)	3,294	+ 2.6	15,812	+ 4.6
Revenue pax-kilometers (mio)	2,605	+ 7.8	12,460	+ 4.9
Passenger load-factor (%)	79.1	+ 3.8P.	78.8	+ 0.2P.
Cargo/mail in 1,000 tonnes	38	+ 10.8	184	+ 8.7
Available Cargo tonne-km (mio)	452	+ 3.6	2,211	+ 3.0
Revenue Cargo tonne-km (mio)	319	+ 6.8	1,581	+ 6.4
Cargo load-factor (%)	70.7	+ 2.2P.	71.5	+ 2.3P.

Middle East & Africa	**May 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	147	- 0.2	771	- 0.8
Available seat-kilometers (mio)	962	+ 7.5	4.830	+ 2.1
Revenue pax-kilometers (mio)	621	+ 0.2	3.327	- 2.4
Passenger load-factor (%)	64.6	- 4.7P.	68.9	- 3.1P.
Cargo/mail in 1,000 tonnes	9	+ 6.5	46	+ 0.8
Available Cargo tonne-km (mio)	84	+ 4.3	423	+ 5.4
Revenue Cargo tonne-km (mio)	48	+ 5.6	249	+ 2.8
Cargo load-factor (%)	57.4	+ 0.7P.	58.7	- 1.5P.

* Deutsche Lufthansa AG + Lufthansa Regional

9 June 2006

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: **investor.relations@dlh.de**
Internet: **www.lufthansa-financials.com**

Thomas Cook: Development of results confirms financial targets - group almost entirely debt-free

09.06.2006

Despite difficult market conditions, particularly in the UK, Thomas Cook AG continued its financial recovery in the first half of the current financial year. Thanks to book profits from divestments, the group significantly improved the operating income and almost entirely eliminated net indebtedness. During the first six months of the 2005/2006 financial year, Thomas Cook AG increased its sales by 1.3 per cent to EUR 2.436bn. The EBT was up by EUR 28m (although it still amounted to minus EUR 216m for seasonal reasons). This positive development was influenced by book profits from the sale of participations. The company's net indebtedness has fallen dramatically by EUR 512m to EUR 60m since 30 April last year. The outlook for the remainder of the financial year is positive. Across Europe Thomas Cook AG bookings are up by 4.8 per cent this summer, with booked sales up by as much as 5.2 per cent. Because of the largely positive developments, the Thomas Cook AG Management Board is expecting further improvements in the company's income position despite the difficult market environment and expects the group to achieve its financial targets.

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- **Here you can find the complete Press Release from Thomas Cook**

Oberursel, 8 June 2006

Last modified: Jun 16, 2006

Lufthansa Cargo takes over marketing of AirMadrid's cargo capacity

16.06.2006

Dr. Andreas Otto: "Cooperation is massively strengthening our presence in South America"

From 1 September, Lufthansa Cargo will be responsible for the marketing of cargo capacity and freight handling for AirMadrid across the Spanish carrier's entire network. Amongst other things, the cooperation will enable Lufthansa Cargo to offer its customers even denser network coverage on routes to and from South America.

AirMadrid flies from Barcelona to Buenos Aires (Argentina), Fortaleza (Brazil), Santiago de Chile (Chile), Bogota and Cartagena (Colombia) and Guayaquil (Ecuador), as well as from Madrid to Buenos Aires (Argentina), Santiago de Chile (Chile), Lima (Peru), Quito and Guayaquil (Ecuador), San Jose (Costa Rica), Panama City (Panama) and Bogota and Cartagena (Colombia). The airline also serves Toluca (Mexico) plus a number of destinations within Europe.

As part of the cooperation agreement, Lufthansa Cargo will open five new handling stations in Latin America.

"The collaboration with AirMadrid will massively strengthen our presence in the key markets in South America. We can now offer our customers regular point-to-point services to and from South America coupled with Lufthansa Cargo's proven quality and safety standards," commented Dr. Andreas Otto, member of the Lufthansa Cargo Executive Board responsible for Marketing and Sales.

Jose Luis Carrillo, Chairman of AirMadrid added: "During our search for a suitable cooperation partner, the decisive factors were reliability, professionalism, global position and well-founded market knowledge of a cargo carrier. Lufthansa Cargo is therefore the ideal partner to market our airfreight capacities."

The Spanish carrier AirMadrid was founded in 2003. Since May 2004 it has operated mainly on routes from Spain to South America. Additional feeder routes in Spain and to and from Paris, Milan, Rome and Bucharest round off the airline's current offering. In addition to five Airbus A330s, AirMadrid's fleet comprises an A340, an A310 and an A319. The fleet will be strength ened by the purchase of two A330s and an A319 by the end of this year. AirMadrid then plans to add São Paulo, Miami, Los Angeles and London to its route network and to raise frequencies on its existing routes to Buenos Aires, Rome and Paris.

Lufthansa Cargo AG
Corporate Communications
Nils Haupt
Tel.: +49 69 696-91123
Fax: +49 69 696-91185
nils.haupt@dlh.de
www.lufthansa-cargo.com

Last modified: Jun 21, 2006